

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2018

Greg Bell
Chief Executive Officer
B2Digital, Incorporated
4522 West Village Drive
Suite 215
Tampa, FL 33624

> **Re: B2Digital, Incorporated**
> **Amendment No. 4 to**
> **Offering Statement on Form 1-A**
> **Filed November 14, 2018**
> **File No. 024-10888**

Dear Mr. Bell:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Filed November 14, 2018

Exhibits

1. Please file the consent of your independent registered public accounting firm as an exhibit to the amendment you intend to have qualified. See Part III Item 17(11) of Form 1-A.

You may contact Theresa Brillant at 202-551-3307 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure